January 28, 2020

Jeffery Strickland
Chief Financial Officer
Atrion Corporation
One Allentown Parkway
Allen, TX 75002

       Re: Atrion Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-32982

Dear Mr. Strickland:

       We have reviewed your January 14, 2020 response to our comment letter and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 30, 2019 letter.

Response dated January 14, 2020

Item 1. Business
Patents and License Agreements, page 3

1. We note your statement in response to comment one indicating that no single patent or license is material to your business as a whole. Please provide a detailed analysis supporting this determination. Your analysis should address how many products you sell and whether any material product or related products are dependent on a patent, series of patents or licence.
       You may contact Michael Fay at 202-551-3812 or Kristin Lochhead at 202-551-3664 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any other questions.
 Jeffery Strickland
Atrion Corporation
January 28, 2020
Page 2



                                       Sincerely,
FirstName LastNameJeffery Strickland
                                       Division of Corporation Finance
Comapany NameAtrion Corporation
                                       Office of Life Sciences
January 28, 2020 Page 2
cc:       B. G. Minisman, Jr., Esq.
FirstName LastName